Darren K. DeStefano	VIA EDGAR AND HAND DELIVERY
(703) 456-8034
ddestefano@cooley.com
June 1, 2010
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attn:	Ms. Barbara C. Jacobs Mr. Michael F. Johnson Ms. Joyce Sweeney Mr. Patrick Gilmore

RE:	BroadSoft, Inc. Registration Statement on Form S-1 Amendment No. 3 Registration No. 333-165484
Ladies and Gentlemen:
On behalf of BroadSoft, Inc. (the “Company”), we are transmitting for filing with the U.S. Securities and Exchange Commission (the “Commission”) Amendment No. 3 (the “Amendment”) to the Registration Statement on Form S-1, Registration No. 333-165484, as amended (the “Registration Statement”). We have enclosed a courtesy package, which includes a hard copy of this letter and four copies of the Amendment, two of which have been marked to show changes from the prior filing of the Registration Statement.
Additionally, as noted in our letter dated April 16, 2010, in response to comments received from the staff of the Commission’s Division of Corporation Finance (the “Staff”) by letter dated April 9, 2010 with respect to the Registration Statement, the Company submitted to the Staff under separate cover the preliminary estimated price range for the common stock communicated by the underwriters (the “Supplemental Submission”). We hereby supplementally advise the Staff that the Company has requested confidential treatment for the Supplemental Submission pursuant to Rule 83 promulgated by the Commission, 17 C.F.R. §§ 200.83.
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ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM

June 1, 2010

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Please do not hesitate to contact me by telephone at (703) 456-8034, or Christina L. Novak, of this office, at (703) 456-8562, with any questions or comments regarding the Amendment or this correspondence.

Very truly yours,
/s/ Darren K. DeStefano
Darren K. DeStefano

Enclosures

cc:	Michael Tessler, BroadSoft, Inc.
James A. Tholen, BroadSoft, Inc.
Mary Ellen Seravalli, BroadSoft, Inc.
Mark D. Spoto, Cooley LLP
Christina L. Novak, Cooley LLP
Matthew B. Swartz, Pillsbury Winthrop Shaw Pittman LLP
ONE FREEDOM SQUARE, RESTON TOWN CENTER, 11951 FREEDOM DRIVE, RESTON, VA 20190-5656 T: (703) 456-8000 F: (703) 456-8100 WWW.COOLEY.COM